ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated March 11, 2015

UBS | Equity | ETRACS

ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN

Profile

Issuer	UBS AG
Issuer Credit Rating[1]	A2 (Moody's); A (S&P); A (Fitch)
CUSIP	90274P302
Primary exchange	NYSE Arca
Initial trade date	3/10/2015
Maturity date	3/13/2045
Leverage	2x
Annual Tracking Rate	0.85%, accrued on a daily basis
Underlying Index	ISE Exclusively Homebuilders Total Return Index

ETN Ticker: HOML

Key features
- 2x leveraged exposure to the price performance and dividends of an index that is made up of exclusively homebuilding companies.
- Any cash dividends on the Index constituents are reinvested in the Index and reflected in the Index level.
- Convenience of an exchange-traded security.



About the ETN

The ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN (NYSE: HOML) ("HOML") is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the ISE Exclusively Homebuilders™ Total Return Index, less investor fees. As a "total return index", the Index reflects both the price performance of the Index constituents and the reinvestment of dividends on the Index constituents. HOML has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance).

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Index focuses solely on companies that engage in the development and construction of homes and communities. The Index is designed to provide direct exposure to homebuilders. The Index attempts to capture at least two-thirds of the homebuilders industry's market capitalization. Due to the non-uniform weight distribution across entire industries, a "modified" market capitalization-weighted methodology is used to adjust the weighting of the index constituent securities. This modification prevents a few large index constituent securities from dominating the Index and distorting an Index return that is representative of an industry sector. **The Index was created on June 7, 2005 and therefore, has no performance history prior to that date.**

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN

Index Constituents

Top 10 of 100 index constitutents

Ticker

Name % Weight

symbol

LENNAR CP CL A LEN 10.64

D R Horton Inc DHI 10.22

Toll Brothers Inc TOL 8.64

PULTE HOMES INC PHM 8.04

Meritage Homes Corp MTH 5.35

Standard Pacific Corp SPF 5.08

Ryland Group Inc/The RYL 5.01

William Lyon Homes-cl A WLH 4.94

Taylor Morrison Home Corp-a TMHC 4.65

Tri Pointe Homes Inc TPH 4.55

Source: ISE, as of 02/26/2015

Benefits of Investing

2x leveraged exposure to the price performance and dividends of an index that is made up of exclusively homebuilding companies.

Any cash dividends on the Index constituents are reinvested in the Index and reflected in the Index level.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

Convenience of an exchange-traded security.

ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN

Selected Risk considerations – Investors in the ETN are unlikely to be exposed to

An investment in the ETRACS ETNs involves risks. Selected risks exactly 2X the return of the Index (before accounting are summarized here, but we urge you to read the more for fees) during the period of time that they hold the detailed explanation of risks described in the “Risk Factors” ETN—Because the ETNs’ 2X leveraged exposure to the Index section of the applicable product supplement and pricing resets on the first trading day of each month (the Monthly supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Reset Date) based on the level of the Index on the last trading

Capitalized terms used below (and elsewhere in this document) day of the prior month (the Monthly Valuation Date), investors but not defined herein shall have the meanings attributed to in the ETNs are unlikely to be exposed to exactly 2x the return them in the ETRACS Prospectus. of the Index (before accounting for fees) during the period of time that they hold the ETNs. See “Risk Factors” in the

– You may lose some or all of your investment—The ETNs ETRACS Prospectus for further detail.

are exposed to two times any monthly decline in the level of – Risks associated with the homebuilding industry—The the Index. The monthly compounded leveraged return of the Index Constituent Securities will be concentrated in the

Index will need to be sufficient to offset the negative effect of homebuilding industry, which means that the Index will be the Accrued Fees and Redemption Fee, if applicable, in order more affected by the performance of the homebuilding for you to receive an aggregate amount over the term of the industry than an index that is more diversified. The

ETNs equal to your initial investment in the ETNs. If the homebuilding industry can be significantly affected by monthly compounded leveraged return of the Index is changes in government spending, regulation, taxation, zoning insufficient to offset the negative effect of the fees, or if the laws, consumer confidence, demographic patterns,

monthly compounded leveraged return of the Index is overbuilding, the level of new and existing home sales and the negative, you will lose some or all of your investment at general condition of the economy and real estate market,

maturity or call, or upon early redemption or acceleration. among other factors. The homebuilding industry is also

– Correlation and compounding risk—A number of factors sensitive to interest rate fluctuations which can cause changes may affect the ETN’s ability to achieve a high degree of in the availability of mortgage capital and directly affect the correlation with the performance of the Index, and there can purchasing power of potential homebuyers.

be no guarantee that the ETN will achieve a high degree of – No interest or coupon payments on the ETNs—You will correlation. Because the Current Principal Amount is reset not receive any interest payments or coupon payments during monthly, you will be exposed to compounding of monthly the term of the ETNs.

returns. As a result, the performance of the ETNs for periods – Market risk—The return on the ETNs, which may be positive greater than one month is likely to be either greater than or or negative, is linked to the monthly compounded leveraged less than the Index performance times the leverage factor of return on the Index as measured by the Index Factor, and two, before accounting for Accrued Fees and the Redemption which, in turn, is affected by a variety of market and

Fee, if any. In particular, significant adverse monthly economic factors, interest rates in the markets and economic,

performances of your ETNs may not be offset by subsequent financial, political, regulatory, judicial or other events that beneficial monthly performances of equal magnitude. affect the index constituents or the markets generally.

– Leverage risk—The ETNs are two times leveraged long with – Credit of issuer—The ETNs are senior unsecured debt respect to the Index, which means that you may benefit two obligations of the issuer, UBS, and are not, either directly or times from any positive, but will be exposed to two times any indirectly, an obligation of or guaranteed by any third party.

negative, monthly performance of the Index, before Any payment to be made on the ETNs, including any payment accounting for the Accrued Fees and Redemption Fee, if any. at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its

obligations as they come due. As a result, the actual and

perceived creditworthiness of UBS will affect the market value,

if any, of the ETNs prior to maturity or call, or upon

acceleration or upon early redemption. In addition, in the

event UBS were to default on its obligations, you may not

receive any amounts owed to you under the terms of the

ETNs.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN

– A trading market for the ETNs may not develop—– UBS’s Call Right—UBS may redeem all outstanding ETNs at Although the ETNs have been approved for listing on NYSE any time on or after March 14th, 2016, as described under Arca, subject to official notice of issuance, there is no “General Terms of the Securities—UBS’s Call Right” in the guarantee that a liquid trading market for the ETNs will ETRACS Prospectus. develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs of any series, although they are not required to and may stop at any time.

We are not required to maintain any listing of any series of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of any series of the ETNs shown on the cover of the applicable pricing supplement. We may suspend or cease sales of the ETNs at any time, at our discretion.

Therefore, the liquidity of any series of the ETNs may be limited.

– The ETNs may not provide a hedge against price and/or value decreases or increases—The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.

– Minimum redemption amount—You must elect to redeem at least 50,000 of the same series of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors (and of the same series) to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

– Your redemption election is irrevocable—You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

– Potential automatic acceleration—In the event the indicative value of any series of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of that series of the ETNs on the previous Monthly Valuation Date, the ETNs of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per Security and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.

– Uncertain tax treatment—Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN

Footnotes

1) The issuer credit rating as of March 3, 2015 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Disclosures

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get thesedocuments for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

“ISE Exclusively Homebuilders™”, “ISE™®” and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates. UBS AG’s ETRACS based on the ISE Exclusively Homebuilders™ Index are not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such products. The Securities are not sponsored, endorsed, sold or promoted by ISE. ISE makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of trading in the Securities. ISE’s only relationship to UBS is the licensing of certain trademarks and trade names of ISE and of the Index, which is determined, composed and calculated by ISE without regard to UBS or the Securities. ISE has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the Index. ISE is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be listed or in the determination or calculation of the equation by which the Securities are to be converted into cash. ISE has no obligation or liability in connection with the administration, marketing or trading of the Securities.ISE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND ISE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. ISE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. ISE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ISE HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN ISE AND UBS.

For questions or additional information about ETRACS

Contact us ETRACS Investor Service Center: +1-877-387-2275 Email: etracs@ubs.com

Hours available: Monday to Friday 8:00 a.m.—5:00 p.m. EST Website: www.etracs.com